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                            December 27, 2023

       Xin Sun
       Chief Executive Officer
       China Health Industries Holdings, Inc.
       3199-1 Longxiang Road, Songbei District, Harbin City
       Heilongjiang Province
       People   s Republic of China

                                                        Re: China Health
Industries Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 000-51060

       Dear Xin Sun:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections., page 30

   1. We note your response letter dated April 10, 2023 indicated that you would "electronically submit to the
Commission on a supplemental basis a register of the shareholders of the
                                                        Company   s issued and
outstanding equity securities, to establish that the Company is not owned or controlled by
a governmental entity in any foreign jurisdiction on or before the due date of the 10-K
for FY2023" in order to comply with Item 9C(a) of Form 10-K.
                                                        However, it appears
that you are delinquent in submitting this information. Please provide the documentation
required by Item 9C(a) of Form 10-K in the EDGAR submission form
                                                           SPDSCL-HFCAA-GOV
or tell us why you are not required to do so. Refer to the Staff
                                                        Statement on the
Holding Foreign Companies Accountable Act and the Consolidated
                                                        Appropriations Act,
2023, available on our website at

https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
 Xin Sun
FirstName LastNameXin    Sun
China Health Industries Holdings, Inc.
Comapany27,
December  NameChina
              2023     Health Industries Holdings, Inc.
December
Page 2    27, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry at 202-551-3621 or Christopher Dunham at 202-551-3783
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:      Elizabeth Fei Chen